Page 1 of 7 Pages

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 4)*

                      AMERICAN MOBILE SATELLITE CORPORATION
             -----------------------------------------------------
                                (Name of Issuer)

                                 COMMON STOCK
             -----------------------------------------------------
                         (Title of Class of Securities)

                                   02755R103
             -----------------------------------------------------
                                 (CUSIP Number)

                  Linda S. Martinson, Esq. (212) 583-2000
                767 Fifth Avenue, 24th Floor, New York, NY 10153
             -----------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


             -----------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                    SEC 1746 (12-91)

CUSIP No. 02755R103                        Page 2 of 7 Pages



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   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



       Ronald Baron
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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


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   3   SEC USE ONLY




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   4   SOURCE OF FUNDS


       OO
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
       2(C) OR 2(E)    [ ]



--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION



--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES              982,533*
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             2,565,000
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH               982,533*
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                       2,565,000
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


       3,547,533*
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


        11.8%*
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  14   TYPE OF REPORTING PERSON*



       IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

* Includes 625,000 warrant shares.

                                             Page 3 of 7 Pages

Item 1.   Security and Issuer
          (a)  Name of Issuer:
               American Mobile Satellite Corporation
          (b)  Address of Issuer's Principal Executive Offices:
               10802 Parkridge Boulevard
               Reston, VA 22091
          (c)  Title and Class of Securities:
               Common Stock

Item 2.   Identity and Background
          (a)  Name:
               Ronald Baron
          (b)  Business Address:
               767 Fifth Avenue
               24th Floor
               New York, NY 10153
          (c)  Present Principal Employment:
               President: Baron Capital Management, Inc., BAMCO, Inc., Baron Capital, Inc.
               767 Fifth Avenue
               24th Floor
               New York, NY 10153
          (d)  Record of Convictions:
               No material change.
          (e)  Record of Civil Proceedings:
               No material change.
          (f)  Citizenship:
               No material change.

Item 3.    Source and Amount of Funds or Other Consideration
           Reporting Person owns 42,533 shares of the Issuer directly, paid for with cash for an aggregate purchase price of $795,199. As General Partner of Baron Capital Partners, L.P. and Baron Investment Partners, L.P.(the "Partnerships"), investment partnerships, he directed the purchase of 315,000 shares for the account of the Partnerships for an aggregate purchase price of $4,427,963. Those shares were paid for by cash assets in the Partnerships' accounts and by margin borrowings pursuant to the standard margin agreement of Spear, Leeds & Kellogg. BCP also has a warrant to purchase 625,000 shares of the Issuer which was issued in connection with a guaranty of certain obligations of the Issuer as previously disclosed. An additional
           2,163,000 shares were purchased for an aggregate purchase price of $37,628,628 for the accounts of two investment companies registered under the Investment Company Act of 1940, Baron Asset Fund and Baron Growth & Income Fund, (the "Baron Funds"), which are advised by BAMCO, Inc. ("BAMCO"), a registered investment adviser which is controlled by Ronald Baron. An additional 402,000 shares were purchased for an aggregate purchase price of $7,464,925 for the accounts of investment advisory clients of

                                                          Page 4 of 7 Pages


           Baron Capital Management, Inc.("BCM") a registered investment adviser controlled by Ronald Baron. All of those shares were paid for by cash the assets in the accounts of the investment companies and advisory clients.

  Item 4.  Purpose of Transaction
           No material change.

  Item 5.  Interest in Securities of the Issuer
           (a) Amount and percentage beneficially owned:
               Reporting Person: (i) 2,565,000 shares in his capacity as a controlling person of BAMCO and BCM . Reporting Person disclaims that he is the beneficial owner of these shares. (ii) 315,000 shares, plus 625,000 shares pursuant to the warrant, in his capacity as General Partner of the Partnerships.
               (iii) 42,533 shares personally.
           (b) Number of shares as to which such person has:
               (i)   sole power to vote or direct the vote:
                          982,533*
               (ii)  shared power to vote or direct the vote:
                        2,565,000
               (iii) sole power to dispose or to direct the disposition:
                          982,533*
               (iv)  shared power to dispose or direct the disposition:
                        2,565,000
               Reporting Person may be deemed to share power to vote and dispose of shares referred to herein as a result of his control of the investment advisers for whose advisory clients he is reporting. He may be deemed to have sole power to vote and direct the disposition of the shares referred to above to by reason of being a general partner of BCP
           (c) A schedule of transactions effected in the last sixty days is attached hereto.
           (d) Ownership of More than Five Percent on Behalf of Another Person:
               The investment advisory clients have the right to receive the dividends from, or the proceeds from the sale of the securities in their respective accounts. To the best of Reporting Person's knowledge, no person has such interest relating to more than 5% of the outstanding class of securities, except that Baron Asset Fund, an investment company registered under the Investment Company Act of 1940 and an advisory client of BAMCO, owns 1,933,000 (6.5%) of the shares reported herein.
           (e) Ownership of Less than Five Percent:
               Not applicable.

* Includes 625,000 warrant shares.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
          No material change.

                                                            Page 5 of 7 Pages

Item 7.    Material to be Filed as Exhibits
           Exhibit 99 - 60 days of trading.





 Signature

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Date:     October 9, 1996



                                /s/ Ronald Baron
                                _______________________________________
                                Ronald Baron